EXHIBIT 99.1

Almaden Reviews 2021 Progress and Discusses Plans for 2022

VANCOUVER, British Columbia, Dec. 20, 2021 (GLOBE NEWSWIRE) -- Almaden Minerals Ltd. (“Almaden” or “the Company”; TSX: AMM; NYSE American: AAU) is pleased to look back at the significant work accomplished in 2021 and lay out our ambitions for 2022. The Company is optimistic that the work accomplished this year positions us favourably to advance the Ixtaca project next year.

Duane Poliquin, Chairman of Almaden, stated “Our renewed consulting team has defined a clear strategy and made excellent progress this year with the documents necessary for our revised environmental permit submission. We are mindful and respectful of recent statements made by officials in the Mexican environmental authority, to the effect that they are going to apply very strict standards to environmental permit submissions regarding open pit mining projects. For this reason, our consulting team has been instructed to complete their work in a manner which goes well beyond the legal and regulatory frameworks in Mexico. Ixtaca is a project whose environmental footprint benefits tremendously from its local geography and geology, and we are confident that it can meet the highest global development standards. We are well positioned financially and look forward to a productive year in 2022”.

Environmental Permit Application

During the year consultants have worked to update flora and fauna studies for both the dry and wet seasons. Field work was delayed for some time as the local municipality dealt with a COVID-19 outbreak, and the Company anticipates that the permit application will be ready for submission during H1 2022.

Human Rights Impact Assessment (“HRIA”)

The Company has now formally convened the external Advisory Committee which will provide feedback on the design, methodology, and reporting of the HRIA, advise the HRIA consulting team on the identification of on-site stakeholders, and complement the HRIA consulting team with knowledge and understanding of the national and local context for the impact that project activities could susceptibly cause on human rights, among other things. Field work relating to the HRIA is also ongoing, and in Q1 will be focused on consultations relating to social investment plans. The Company expects this work to be completed during H1 2022.

Mineral Title Lawsuit

As previously reported, plaintiffs in this lawsuit are using Almaden’s mineral claims to sue the Mexican government (President, Congress, Ministry of Economy, Directorate of Mines, Mining Registry Office) asserting that the Mexican Mineral Title regime is unconstitutional. As reported on April 14, 2021, the Supreme Court of Justice of Mexico (“SCJN”) has already ruled, in a similar case, that Mexico’s mineral title regime is constitutional. The case involving Almaden’s mineral claims is now in the SCJN, and the Company is optimistic that a ruling will be issued during H2 2022.

By way of background, in April 2019, a lower court in Puebla State issued a decision that Mexico’s mineral title regime is unconstitutional because consultation of indigenous communities is not required before the granting of mineral title. The lawsuit used the Company’s mineral claims to make the argument. For more background see the Company’s press releases of April 14, 2021, February 27, 2020, and April 15, 2019.

Community Engagement

With the easing of COVID-19 concerns locally and with the support and involvement of local health authorities, the Company is pleased to have been able to cautiously re-engage with friends in local communities over the past several months. The Company recently convened an outdoor end of year gathering in a large open space and is very appreciative of the ongoing support and optimism from local communities regarding the future of the project and the tremendous value that we can collectively deliver to the local area through project development.

Drilling Activities

Since the news release of October 7, 2021, three additional exploration drill holes have been completed in the large high level epithermal South East Alteration Zone target area which extends to the south away from the Ixtaca deposit. No significant gold and silver assays were returned from these holes which encountered altered volcaniclastic rocks overlying basement carbonates and shales - with both volcanics and sediments locally intruded by dykes. The geologic observations and complete assay data will be analysed and additional mineral studies will be conducted on the core in order to identify any geochemical or mineral vectors in order to plan follow-up work in this area.

Norm Dircks, P.Geo., is a Qualified Person as defined by National Instrument 43-101 ("NI 43-101") and has reviewed and approved the technical contents of this news release.

About Almaden

Almaden Minerals Ltd. owns 100% of the Ixtaca project in Puebla State, Mexico, subject to a 2.0% NSR royalty held by Almadex Minerals Ltd. The Ixtaca deposit hosts a proven and probable reserve containing 1.38 million ounces of gold and 85.1 million ounces of silver (73.1 million tonnes grading 0.59 g/t Au and 36.3 g/t Ag). A report titled “Ixtaca Gold-Silver Project, Puebla State, Mexico NI 43-101 Technical Report on the Feasibility Study”, which was prepared in accordance with NI 43-101, is available under the Company’s profile on SEDAR and on the Company’s website. The Ixtaca Gold-Silver Deposit was discovered by Almaden in 2010.

On Behalf of the Board of Directors,

“J. Duane Poliquin”
J. Duane Poliquin
Chairman
Almaden Minerals Ltd.

Safe Harbor Statement

Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: the Company’s ability to advance its environmental impact assessment documents, the Company’s plans to complete an HRIA, the work of the Advisory Committee, the standards to which an HRIA and environmental permit application (“MIA”) would be completed, future exploration plans, and timing of any decision from the SCJN regarding the Mineral Title Lawsuit.

These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions, including assumptions in respect of Almaden’s financial position, that, while considered reasonable by the Company, are inherently subject to significant legal, regulatory, business, operational and economic uncertainties and contingencies, and such uncertainty generally increases with longer-term forecasts and outlook. These assumptions include: stability and predictability in Mexico’s mineral tenure, mining, environmental and agrarian laws and regulations, as well as their application and judicial decisions thereon; continued respect for the rule of law in Mexico; prices for gold, silver and base metals remaining as estimated; currency exchange rates remaining as estimated; availability of funds; capital, decommissioning and reclamation estimates; mineral reserve and resource estimates; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions; all necessary permits, licenses and regulatory approvals being received in a timely manner; the ability to secure and maintain title and ownership to properties and the surface rights necessary for operations; community support in the Ixtaca Project; and the ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.

The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release. Such risks and other factors include, among others, risks related to: political risk in Mexico; crime and violence in Mexico; corruption; environmental risks, including environmental matters under Mexican laws and regulations; impact of environmental impact assessment requirements on the Company’s planned exploration and development activities on the Ixtaca Project; certainty of mineral title and the outcome of litigation; community relations; governmental regulations and the ability to obtain necessary licenses and permits; risks related to mineral properties being subject to prior unregistered agreements, transfers or claims and other defects in title; changes in mining, environmental or agrarian laws and regulations and changes in the application of standards pursuant to existing laws and regulations which may increase costs of doing business and restrict operations; as well as those factors discussed the section entitled "Risk Factors" in Almaden's Annual Information Form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements or information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that our forward-looking statements or information will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements or information. Except as required by law, the Company does not assume any obligation to release publicly any revisions to on forward-looking statements or information contained in this news release to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contact Information:

Almaden Minerals Ltd.
Tel. 604.689.7644
Email: info@almadenminerals.com
http://www.almadenminerals.com/